(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

RECEIVED

2006 DEC -1 P 12:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 November 2006

06018902

Securities & Exchange Commision
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 15 November 2006, Re: First Quarterly Report for the financial period ended 30 September 2006 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED

DEC 0 6 2006

THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION on 15/11/2006 04:23:27 PM
Reference No SC-061115-E165E

RECEIVED
2006 DEC -1 P 12:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	SILVERSTONE CORPORATION BERHAD
* Stock name	:	SILSTON
* Stock code	:	5061
* Contact person	:	WONG PHOOI LIN
* Designation	:	SECRETARY

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2007
* Quarter : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* Quarterly report for the financial period ended : 30/09/2006
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

SCB-07Q1.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/09/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2005 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/09/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2005 [dd/mm/yyyy] RM'000
1	Revenue	122,243	126,751	122,243	126,751
2	Profit/(loss) before tax	-8,396	-4,639	-8,396	-4,639
3	Profit/(loss) for the period	-8,410	-4,635	-8,410	-4,635

SILVERSTONE CORPORATION BERHAD (41515-D)

....
Secretary 15 NOV 2006

4	Profit/(loss) attributable to ordinary equity holders of the parent	-8,135	-3,380	-8,135	-3,380
5	Basic earnings/(loss) per share (sen)	-2.39	-1.00	-2.39	-1.00
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.4600		0.4700	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30/09/2006 [16] [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/09/2005 [16] [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30/09/2006 [16] [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/09/2005 [16] [dd/mm/yyyy] RM'000
1	Gross interest income	2,075	1,334	2,075	1,334
2	Gross interest expense	8,154	7,943	8,154	7,943

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary 15 NOV 2006

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the First Quarter Ended 30 September 2006

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2005 RM'000	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
Revenue		122,243	126,751	122,243	126,751
Operating expenses		(124,289)	(123,372)	(124,289)	(123,372)
Other operating income		2,477	1,334	2,477	1,334
Profit from operations		431	4,713	431	4,713
Finance costs		(8,154)	(7,943)	(8,154)	(7,943)
Share of results of associated companies		(673)	(1,409)	(673)	(1,409)
Loss before taxation		(8,396)	(4,639)	(8,396)	(4,639)
Taxation	17	(14)	4	(14)	4
Net loss for the period		(8,410)	(4,635)	(8,410)	(4,635)
Attributable to :					
- Equity holders of the parent		(8,135)	(3,380)	(8,135)	(3,380)
- Minority interests		(275)	(1,255)	(275)	(1,255)
Net loss for the period		(8,410)	(4,635)	(8,410)	(4,635)
Loss per share attributable to equity holders of the parent (sen) :					
- Basic	25	(2.39)	(1.00)	(2.39)	(1.00)
- Diluted	25	(2.39)	(1.00)	(2.39)	(1.00)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

(Incorporated in Malaysia)

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/9/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2006 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		330,085	331,794
Associated companies		246,744	247,331
Investments		100,283	99,194
Deferred tax assets		19,804	19,804
Deferred expenditure		450	450
Goodwill on consolidation		11,675	11,675
		709,041	710,248
Current Assets			
Inventories		106,351	96,106
Investments		27,842	27,717
Trade and other receivables		124,995	130,825
Deposits with financial institutions		17,498	16,281
Cash and bank balances		35,846	30,683
		312,532	301,612
TOTAL ASSETS		**1,021,573**	**1,011,860**
EQUITY AND LIABILITIES			
Share capital		340,046	339,283
Reserves		(184,603)	(178,262)
Equity attributable to equity holders of the parent		155,443	161,021
Minority interests		82,212	80,777
Total equity		237,655	241,798
Non-Current Liabilities			
Redeemable cumulative convertible preference shares		30,575	31,414
Bonds and debts	21	371,414	365,919
Deferred liabilities		572	275
Deferred tax liabilities		377	377
		402,938	397,985
Current Liabilities			
Trade and other payables		113,014	109,381
Provisions		7,203	8,692
Short term borrowings	21	138,016	133,597
Bonds and debts	21	122,716	120,221
Tax liabilities		31	186
		380,980	372,077
TOTAL EQUITY AND LIABILITIES		**1,021,573**	**1,011,860**
Net assets per share attributable to ordinary equity holders of the parent (RM)		0.46	0.47
Net tangible assets per share (RM)		0.42	0.44

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2006
(The figures have not been audited)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
		← Attributable to equity holders of the parent →							
30 September 2006									
At 1 July 2006		339,283	81,600	55,633	42,947	(358,442)	161,021	80,777	241,798
Effects of adopting FRS 3	1 a)	-	-	-	(33,613)	33,613	-	-	-
		339,283	81,600	55,633	9,334	(324,829)	161,021	80,777	241,798
Conversion of redeemable cumulative convertible preference shares		763	76	-	-	-	839	-	839
Translation loss on net equity of foreign subsidiaries		-	-	(412)	20	-	(392)	1,033	641
Share in post-acquisition reserves of associated companies		-	-	2,110	-	-	2,110	677	2,787
Net loss for the period		-	-	-	-	(8,135)	(8,135)	(275)	(8,410)
At 30 September 2006		340,046	81,676	57,331	9,354	(332,964)	155,443	82,212	237,655
30 September 2005									
At 1 July 2005		338,535	81,525	60,497	45,883	(366,524)	159,916	83,603	243,519
Translation loss on net equity of foreign subsidiaries		-	-	(286)	-	-	(286)	707	421
Share in post-acquisition reserves of associated companies		-	-	2,443	-	-	2,443	725	3,168
Amortisation of negative goodwill		-	-	-	(393)	-	(393)	-	(393)
Net loss for the period		-	-	-	-	(3,380)	(3,380)	(1,255)	(4,635)
At 30 September 2005		338,535	81,525	62,654	45,490	(369,904)	158,300	83,780	242,080

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

Interim report for the first quarter ended 30 September 2006

(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
OPERATING ACTIVITIES			
Loss before taxation		(8,396)	(4,639)
Adjustments for:			
Non-cash items		7,653	6,792
Non-operating items		6,079	6,620
Operating profit before changes in working capital		5,336	8,773
Changes in working capital:			
Net changes in current assets		(5,872)	13,364
Net changes in current liabilities		3,938	9,520
		3,402	31,657
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(3,970)	(3,118)
Others		2,885	4,219
		(1,085)	1,101
FINANCING ACTIVITIES			
Bank borrowings		763	(15,077)
Short term deposits earmarked for bonds redemption		941	293
Others		(1,475)	(1,402)
		229	(16,186)
Net changes in cash & cash equivalents		2,546	16,572
Effects of exchange rate changes		1,260	476
Cash & cash equivalents at beginning of the period		30,077	17,911
Cash & cash equivalents at end of the period		33,883	34,959

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2006 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134 : "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2006. These explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2006.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2006 except for the adoption of the following new / revised FRSs effective for the financial period beginning 1 July 2006 :

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 121	The Effects of Changes in Foreign Exchange Rates
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The adoption of the above FRSs does not have a significant financial impact on the Group except for the following:

a) FRS 3 : Business Combinations

The adoption of FRS 3 has resulted in the Group ceasing annual goodwill amortisation. Goodwill is carried at cost less accumulated impairment losses and is now tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. Any impairment loss is recognised in profit or loss and subsequent reversal is not allowed. Prior to 1 July 2006, goodwill was amortised on a straight-line basis over its estimated useful life of 25 years.

The carrying amount of goodwill as at 1 July 2006 of RM11.7 million will cease to be amortised. This has the effect of reducing the amortisation charges by RM0.2 million in the current quarter and financial year-to-date.

Under FRS 3, any excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities over cost of acquisitions (previously referred to as "negative goodwill"), after reassessment, is now recognised immediately in profit or loss. In accordance with the transitional provisions of FRS 3, the negative goodwill as at 1 July 2006 of RM33.6 million was derecognised with a corresponding decrease in opening accumulated losses.

b) FRS 101 : Presentation of Financial Statements

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of net after-tax results of associated companies and other disclosures. In the consolidated balance sheet, minority interests are now presented within total equity. In the consolidated income statement, minority interests are presented as an allocation of the total profit or loss for the period. A similar requirement is also applicable to the statement of changes in equity. FRS 101 also requires disclosure, on the face of the statement of changes in equity, total recognised income and expenses for the period, showing separately the amounts attributable to equity holders of the parent and to minority interests.

The current period's presentation of the Group's financial statements is based on the requirements of the revised FRS 101, with the comparatives restated to conform with the current period's presentation.

The following comparative amounts have been restated due to the adoption of new / revised FRSs :

	Reported Previously RM'000	Adjustments RM'000	Restated RM'000
3 Months Ended 30 September 2005			
- Share of results of associated companies	(1,398)	(11)	(1,409)
- Taxation	(7)	11	4
	Net adjustment	-	

2. Auditors' report on preceding annual financial statements

The auditors' report on the financial statements for the financial year ended 30 June 2006 was not qualified. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet its obligations.

3. Comments about seasonal or cyclical factors

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items due to their nature, size or incidence

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the current quarter and financial year-to-date.

5. Changes in estimates

There were no material changes in estimates that have had a material effect in the current quarter and financial year-to date results.

6. Debt and equity securities

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM339,282,956 to RM340,046,086 by the issuance of 763,130 new ordinary shares of RM1.00 each pursuant to the conversion of 839,443 redeemable cumulative convertible preference shares of RM0.01 each ("RCCPS") at a conversion price of RM1.10 per new share satisfied solely by the tender of the RCCPS for cancellation by the Company. Consequent upon the cancellation of the RCCPS, the issued and paid-up capital of RCCPS of the Company decreased from RM314,144.87 to RM305,750.44.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividends paid

There were no dividends paid during the current quarter and financial year-to-date.

8. Segmental information

The Group's segmental information for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Motor	50,122	-	50,122	(453)
Tyre	71,919	291	71,628	239
Investment & others	502	9	493	645
	122,543	300	122,243	
Profit from operations				431
Finance costs				(8,154)
Share of results of associated companies				(673)
Loss before taxation				(8,396)

9. Carrying amount of revalued assets

The valuation of property, plant and equipment have been brought forward without amendment from the previous audited financial statements.

10. Subsequent events

There were no material events subsequent to the end of the current quarter.

11. Changes in composition of the Group

There were no material changes in the composition of the Group during the quarter and the financial year-to-date.

12. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

13. Performance review

The Group recorded a net loss of RM8.4 million for the three months ended 30 September 2006, due mainly to lower sales of tyres and the recognition of foreign exchange loss on its US dollar borrowings on the back of weaker Ringgit against the US Dollar at the end of the quarter. In the preceding year corresponding period, the stronger Ringgit had enabled the Group to record a foreign exchange gain.

14. Comment on material change in profit before taxation

	Current Year Quarter 30/09/2006 RM'000	Immediate Preceding Quarter 30/06/2006 RM'000
Revenue	122,243	138,227
Profit/(Loss) before taxation :-		
Holding and subsidiary companies	(7,723)	5,253
Associated companies (net of tax)	(673)	1,154
	(8,396)	6,407

The Group recorded a loss for the quarter under review due mainly to lower performance from the local tyre manufacturing division as well as the recognition of a foreign exchange loss on its US Dollar borrowings as Ringgit depreciated against the US Dollar at end of the quarter.

15. Commentary on prospects

Our automotive business is expected to continue to operate under a more challenging business environment amidst the high raw material prices and stiff competition. However, international rubber prices had since stabilised and the performance of our local tyre operation is expected to improve.

16. Profit forecast or profit guarantee

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/9/2005 RM'000	CURRENT YEAR TO DATE 30/9/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/9/2005 RM'000
Income tax:				
Current year	14	-	14	-
Under provision in prior years	-	(4)	-	(4)
	14	(4)	14	(4)

The tax provision of the Group for the current quarter is principally due to certain expenses which are not deductible for tax purposes.

18. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposal of quoted securities for the current quarter and financial year-to-date.

b. Details of investments in quoted securities (excluding investments in associates) as at the end of the reporting period were as follows :

	RM'000
At cost	39,797
At book value	22,606
At market value	5,581

20. Corporate proposals

There were no corporate proposals pending completion for the current quarter and financial year-to-date.

21. Borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings :			
Secured	88,447	-	88,447
Unsecured	49,569	30,575	80,144
	138,016	30,575	168,591
Bonds and debts:			
AMB Bonds	32,554	97,446	130,000
SPV Debts	90,162	273,968	364,130
	122,716	371,414	494,130
Total	260,732	401,989	662,721

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
Ringgit Malaysia	-	97,362
US Dollar	8,010	29,499
Rmb	89,434	41,730
		168,591
Bonds and Debts:		
Ringgit Malaysia	-	130,000
US Dollar	98,814	364,130
		494,130

22. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 30 September 2006.

25. Loss per share

Basic

Loss per share is calculated by dividing the Group's net loss for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue of 339.79 million (2006:338.54 million).

Diluted

There is no dilution for the loss per share for the period as the diluted loss per share remains the same as the basic loss per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations; and

(b) Status of the proposed divestment programme.

Please refer to Appendix I to II for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

Steps taken or to be taken	Status and progress
(a) **Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i) Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii) Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii) Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(iii) On-going
Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group")	
With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise. A corporate restructuring of the the Suzuki motorcycle business in Malaysia has been undertaken where: (a) the Company had on 7 September 2005 completed the disposal of its balance 49% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Assemblers Malaysia Sdn Bhd ("SAM"). Consequent thereupon, the Company's interest in LSM was held indirectly via the Company's 49% equity interest in SAM; and (b) the Company had on 27 February 2006 entered into the following agreements in respect of the proposed merger of the Suzuki business ("Proposed Merger"): (i) a Joint Venture Agreement with SMC and Hicom Holdings Berhad for participation of 20% equity interest in a joint-venture company, Suzuki Motorcycle Malaysia Sdn Bhd ("SMM") ("JV"); and (ii) a Share Sale Agreement for the disposal of its balance 49% equity interest in SAM to SMM ("Disposal"). Consequent upon the JV and the Disposal, the Company shall have an interest in both LSM and SAM via the Company's 20% equity interest in SMM. The Proposed Merger is being implemented.	On-going
(b) Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turning them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	PDP (Per GWRS)	Concluded divestment			Divestment proceeds				
						Current Year (Jan - Dec 2006)			
						Actual received in			
		Up to December 2005	In current quarter	Current year-to-date	Received up to December 2005	Current Qtr	Current YTD	Projected to Dec 2006	Projected full year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By 31 December 2002									
Non-listed shares in automotive industry companies	54.7	54.7	-	-	-	-	-	-	-
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	-	-
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	31.3	-	-	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	-	-
	73.4								
By 31 December 2005									
Dong Feng Lion Tyre Co Ltd (refer to (ii) (3))	75.6	23.0	-	-	23.0	-	-	-	-
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-	-	-	-
	94.7								
Total	382.2	136.8	-	-	69.9	-	-	6.1	6.1

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received RM' million	Status: Outstanding RM'million	Utilisation	RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	31.29	12.17	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	The outstanding balance will be paid in the following manner:		RM30.17 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts whilst the balance of RM1.12 million is pending repatriation from China.	
	Before 15 August 2006*	6.08		
	Before 15 August 2007	6.09		
		12.17		
The disposal was completed on 24 April 2003.	* As at 30 October 2006, the Group has yet to receive the amount due.			
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million).	15.59	-	Repayment of borrowings	15.56
			Estimated expenses	0.03
				15.59
The disposal was completed on 6 April 2004.			RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million which is pending repatriation from China has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.